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                                                                    EXHIBIT 99.1

FOR IMMEDIATE RELEASE

BUENOS AIRES, JUNE 10, 2002 - Claxson Interactive Group, Inc. (Nasdaq: XSON), a multimedia provider of branded entertainment content to Spanish and Portuguese speakers around the world, announced today that the Nasdaq Stock Market approved its request to transfer the listing of its common stock from the Nasdaq National Market to the Nasdaq SmallCap Market effective as of the commencement of trading on Wednesday, June 12, 2002. The stock will continue trading under the symbol XSON.

Claxson requested the transfer to the Nasdaq SmallCap Market because it was unable to meet the market value of publicly held shares requirement of the Nasdaq National market for the minimum number of consecutive trading days, which was due in part to its recent stock price.

ABOUT CLAXSON

Claxson (Nasdaq: XSON) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through Claxson's assets in pay television, broadcast television, radio and the Internet. Claxson was formed through the merger of El Sitio and assets contributed by members of the Cisneros Group of Companies and funds affiliated with Hicks, Muse, Tate & Furst Inc. Headquartered in Buenos Aires, Argentina, and Miami Beach, Florida, Claxson has a presence in all key Ibero-American countries and in the United States.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON THE CURRENT EXPECTATIONS OR BELIEFS OF CLAXSON'S MANAGEMENT AND ARE SUBJECT TO A NUMBER OF FACTORS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. FOR A DETAILED DISCUSSION OF THESE FACTORS AND OTHER CAUTIONARY STATEMENTS, PLEASE REFER TO CLAXSON'S REGISTRATION STATEMENT ON FORM F-4 FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND AS IT BECAME EFFECTIVE ON AUGUST 15, 2001 UNDER THE SECURITIES ACT OF 1933.

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CONTACTS:
PRESS                                                  INVESTORS

Alfredo Richard                                        Jose Antonio Ituarte
SVP, Communications                                    Chief Financial Officer
Claxson                                                Claxson
305-894-3588                                           011-5411-4339-3700